
03050312


invensys

BTRsec/RLS Admin/Letters/2003/0036

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


RECEIVED
APR 24 2003
WASH, D.C.
180
SECTION

15 April 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed the following notifications released to the London Stock Exchange today concerning

(a) Trading Statement
(b) Changes to Invensys Board

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert
15/04/2003 07:33

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Changes to Board

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

RNS Number:0412K
Invensys PLC
15 April 2003

announcement

15 April 2003

Changes to Invensys Board

Invensys plc announces that Martin Jay, 63, will become Chairman following the
Annual General Meeting on 23 July 2003.

Lord Marshall, Chairman since June 1998, and Sir Philip Beck retire by rotation
at the Annual General Meeting and will not be seeking re-election. Sir Philip
has served as a director since 1991.

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3529

Brunswick +44 (0) 20 7404 5959
Ben Brewerton

Notes to Editors: Martin Jay

Martin Jay joined Vosper Thornycroft plc (now VT Group plc) as Chief Executive
in 1989 and became non-Executive Chairman in 2002. Prior to joining VT Group
plc, he was Managing Director of GEC Electronic Components and a member of the
GEC Management Board. He began his career at BP.

Born in July 1939, he was educated at Winchester and New College, Oxford where
he took a degree in Politics, Philosophy and Economics. He is married with two
daughters and a son.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCGUUCCCUPWUQA

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert
15/04/2003 07:33

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Trading Statement

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

RNS Number:0411K
Invensys PLC
15 April 2003

announcement

15 April 2003

Trading Update

Invensys today confirms that the operating profit before exceptional items and
goodwill amortisation of the existing core Group for the year to 31 March 2003
is expected to be approximately £250m.

At the same time, it announces that it will be narrowing its focus from two core
divisions to one, Production Management. It will also continue to develop its
Rails Systems business.

In February 2002, the management outlined plans to simplify the Group's
structure, secure its financial position and, in the process, stabilise the
Group. Against a difficult market background, the management has remained
focused on this objective. Non-core businesses have been sold for a total
consideration of £1.8bn. Banking covenants have been consistently met and margin
improvement has been achieved in a significant number of businesses, most
notably in Production Management.

Whilst the Group has made progress, trading conditions have continued to weaken.
The Board recognises the need to secure a greater level of financial stability
and to enable sufficient investment of resource in the best of its growth
opportunities. These are the provision of productivity solutions to customers in
the process, hybrid and discrete manufacturing industries - in other words, the
businesses in Production Management - and in mass transit infrastructure, the
business of Rail Systems.

As a result, the Group will divest its holdings either partially or wholly in
all other businesses, by seeking either suitable equity partners or new owners,
as appropriate to the development needs of each business. A structured and
phased process to achieve this is already underway, comprising Baan, as well as
the product-based Appliance Controls, Climate Controls, Metering Systems, APV
Baker, Powerware, Lambda, Teccor and Hansen Transmissions. These businesses will
be managed in an expanded Development Division, which for the year to March

2002
would have had combined revenues of £2.9bn. The balance of Energy Management -
principally IMServ and certain data management technologies - will be incorporated into Production Management. Rail Systems will be managed on a standalone basis.

Proceeds raised from asset sales will be used to satisfy the cash requirements
of the Group, including reduction of indebtedness and funding of pension schemes, as well as the investment required to grow market share in Production
Management and Rail Systems. In these circumstances, the Board does not feel it
appropriate to recommend a final dividend for the year to 31 March 2003 (2002:
1p).

On completion of these actions, the Board believes that Invensys will offer investors a Group possessing higher-quality growth prospects and leading competitive positions, financed by a stronger balance sheet. In seeking to create maximum value for shareholders, the Board's priority will be to ensure
stability and assurance for employees and customers and optimal participation in
recovering markets.

Invensys will provide further details of these plans at the announcement of its
full year results on 29 May.

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821
3529

Brunswick +44 (0) 20 7404
5959
Ben Brewerton

About Invensys plc

Invensys is a global leader in production technology. The group helps customers
improve productivity, performance and profitability using innovative services
and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up
performance of their production assets, maximize their return on investments in
production technologies and remove cost and cash from their whole supply chain.
The division includes APV, Avantis, Eurotherm, Foxboro, SimSci-Esscor, Triconex
and Wonderware. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and
the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is one of the world's leading railway businesses, providing signalling, train management, automation, safety and control

solutions
for mass transit infrastructure. The business includes Westinghouse Rail Systems Limited (WRSL), Dimetronic, Safetran, Burco and Foxboro Transportation.
WRSL was recently awarded two contracts valued at over £850m for improvements to
the London Underground.

Invensys also currently serves other market sectors through its Development Division. The businesses in this division are: Appliance Controls, APV Baker,
Baan, Climate Controls, Hansen Transmissions, Lambda, Metering Systems, Powerware and Teccor. The Group is actively seeking to develop these businesses
through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London.
For more information, visit www.invensys.com.